UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
SHARKNINJA, INC.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41754	98-1738011
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

89 A Street Needham, MA		02494
(Address of principal executive offices)		(Zip Code)
Mark Barrocas
Chief Executive Officer
89 A Street
Needham, MA 02494
(617) 243-0235

(Name and telephone number, included area code, of person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

SharkNinja, Inc. (the “Company”) is filing this Specialized Disclosure Report (“Form SD”), including the Conflict Minerals Report attached as Exhibit 1.01 hereto, for the calendar year ended December 31, 2024 to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended. This Form SD and report are publicly available on the Investor Relations section of the Company’s website at ir.sharkninja.com. Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2024 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SHARKNINJA, INC.

Date: May 30, 2025	By:	/s/ Pedro J. Lopez-Baldrich
	Name:	Pedro J. Lopez-Baldrich
	Title:	Chief Legal Officer